                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   __________

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 1996
                          -----------------------------------------------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________________ to ____________________


                       Commission file number    0-22033
                                               -----------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    PBH EMPLOYEES' SAVINGS & INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Wesley Jessen VisionCare, Inc.
                       333 East Howard Avenue
                       Des Plaines, Illinois  60018-5903

                          PBH EMPLOYEES' SAVINGS AND
                                INVESTMENT PLAN
                                ---------------

                           FINANCIAL STATEMENTS AND
                           ------------------------
                            ADDITIONAL INFORMATION
                            ----------------------

                          DECEMBER 31, 1996 AND 1995
                          --------------------------

                           PBH EMPLOYEES' SAVINGS AND
                                INVESTMENT PLAN
                                ---------------

            INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
            --------------------------------------------------------


                                                                         Page
                                                                         ----

Report of independent accountants                                           1

Financial statements:

     Statements of net assets available for plan benefits, with             2
     fund information at December 31, 1996 and 1995

     Statements of changes in net assets available for plan benefits,       3
     with fund information for the years ended December 31, 1996 and 1995

Notes to financial statements                                             4-7

Additional information:

     Schedule I - Line 27(a) - Schedule of assets held for
     investment purposes at December 31, 1996                               8

     Schedule II - Line 27(d) - Schedule of reportable
     transactions for the year ended December 31, 1996                      9


All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


June 10, 1997


To the Participants and the
  Administrative Committee of
  the PBH Employees' Savings and
  Investment Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the PBH Employees' Savings and Investment Plan at December 31, 1996, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                          PBH EMPLOYEES' SAVINGS AND
                                INVESTMENT PLAN
                                ---------------

                           STATEMENTS OF NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                         AT DECEMBER 31, 1996 AND 1995
                         -----------------------------


                                                             December 31, 1996
                             -------------------------------------------------------------------------------------

                                                              Fund Information
                             -------------------------------------------------------------------------------------
                                                                           Twentieth
                               SEI Trust      American     Twentieth        Century       Twentieth      Twentieth
                                Benham         Century      Century      International     Century        Century
                             Preservation     Balanced       Growth         Growth          Select         Vista
                                 Fund           Fund          Fund           Fund            Fund           Fund
                             ------------   -----------   -----------    -------------   -----------   -----------
Registered investment
  company funds               $ 9,507,989   $ 1,950,051   $ 4,521,978      $ 2,067,766   $ 3,063,989   $ 3,066,850
Receivables:
  Participant contributions        19,934         6,508         9,175            5,320         8,051         8,236
  Employer contributions            9,451         3,406         4,383            2,572         3,904         3,923
  Loan repayments                  10,690         3,098         2,709            1,458         4,145         5,019
  Interest and dividends           43,376         -             -                -             -             -
                             ------------   -----------   -----------    -------------   -----------   -----------
        Total receivables          83,451        13,012        16,267            9,350        16,100        17,178

Loans to participants               -             -             -                -             -             -
                             ------------   -----------   -----------    -------------   -----------   -----------
Net assets available for
  plan benefits               $ 9,591,440   $ 1,963,063   $ 4,538,245      $ 2,077,116   $ 3,080,089   $ 3,084,028
                             ============   ===========   ===========    =============   ===========   ===========

                                                        December 31, 1996
                             ----------------------------------------------------------------------

                                                 Fund Information
                             -------------------------------------------------------
                               Twentieth     Twentieth     American
                                Century       Century       Century                                    December 31,
                                 Ultra       Heritage        Value       Participant                       1995
                                 Fund          Fund           Fund          Loans          Total           Total
                              -----------    ----------   -----------    -----------    -----------    -------------
Registered investment
   company funds              $ 1,246,831    $  406,002   $ 1,005,415    $     -        $26,836,871      $26,886,742
Receivables:
  Participant contributions         6,678         1,981         2,940          -             68,823           80,600
  Employer contributions            2,862           832         1,274          -             32,607           26,722
  Loan repayments                   3,586           342         1,162          -             32,209            -
  Interest and dividends            -             -             -              -             43,376           40,143
                              -----------    ----------   -----------    -----------    -----------    -------------
        Total receivables          13,126         3,155         5,376          -            177,015          147,465

Loans to participants               -             -             -          1,361,483      1,361,483        1,544,345
                              -----------    ----------   -----------    -----------    -----------    -------------
Net assets available for
   plan benefits              $ 1,259,957    $  409,157   $ 1,010,791    $ 1,361,483    $28,375,369      $28,578,552
                              ===========    ==========   ===========    ===========    ===========    =============

  The accompanying notes are an integral part of these financial statements.

                          PBH EMPLOYEES' SAVINGS AND
                                INVESTMENT PLAN
                                ---------------

                      STATEMENTS OF CHANGES IN NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                ----------------------------------------------

                                                                  For the year ended December 31, 1996
                                  ------------------------------------------------------------------------------------------------
                                                                           Fund Information
                                  ------------------------------------------------------------------------------------------------
                                                                                             Twentieth
                                  Bankers Trust    SEI Trust     American      Twentieth      Century      Twentieth    Twentieth
                                     Capital        Benham       Century        Century    International    Century      Century
                                  Preservation   Preservation    Balanced        Growth        Growth       Select       Vista
                                      Fund           Fund          Fund           Fund          Fund         Fund         Fund
                                  ------------   ------------    --------      ---------   -------------   ---------    ---------
Investment income -
 Interest and dividends           $    451,655    $   88,104    $  195,782    $    87,075    $  196,587   $  289,937   $  219,168

Net appreciation (depreciation)
 in fair value of investments            -             -            31,535        571,073        90,877      232,874      (41,385)

Contributions:
 Participant                           461,852        57,277       173,007        284,501       178,858      231,685      233,304
 Employer                              208,447        27,628        79,868        119,137        77,187      101,107      103,968
                                  ------------    ----------    ----------    -----------    ----------   ----------   ----------
    Total contributions                670,299        84,905       252,875        403,638       256,045      332,792      337,272

Other disbursements                      -             -             -              -             -            -            -

Distributions and withdrawals       (2,201,523)     (170,392)     (480,991)    (1,257,567)     (437,952)    (782,340)    (559,127)

Loan repayments                        333,009        43,982        57,973        109,366        52,565      104,939       77,475

Rollovers and other transfers
 to the plan                             1,303         -             2,528          4,268         3,967        2,852        6,174

Interfund transfers                 (9,727,896)    9,544,841       (85,804)      (193,661)      (63,190)    (132,283)     106,160
                                  ------------    ----------    ----------    -----------    ----------   ----------   ----------

Increase (decrease) in assets
 during year                       (10,473,153)    9,591,440       (26,102)      (275,808)       98,899       48,771      145,737

Net assets available for plan
 benefits:

 At beginning of period             10,473,153         -         1,989,165      4,814,053     1,978,217    3,031,318    2,938,291
                                  ------------    ----------    ----------    -----------    ----------   ----------   ----------

 At end of period                  $     -        $9,591,440    $1,963,063     $4,538,245    $2,077,116   $3,080,089   $3,084,028
                                  ============    ==========    ==========    ===========    ==========   ==========   ==========


                                                                    For the year ended December 31, 1996
                                               ----------------------------------------------------------------------------
                                                                             Fund Information
                                               ----------------------------------------------------------------------------
                                                                                                                For the
                                                Twentieth   Twentieth    American                              year ended
                                                 Century     Century      Century                              December 31,
                                                  Ultra     Heritage       Value     Participant                   1995
                                                  Fund        Fund         Fund        Loans         Total        Total
                                               ----------   --------    ----------   -----------  -----------   -----------
Investment income -
 Interest and dividends                        $   67,177   $ 25,160    $   96,298   $  109,448   $ 1,826,391   $ 2,294,907

Net appreciation (depreciation)
 in fair value of investments                      68,801     25,560        61,338        -         1,040,673     1,622,863

Contributions:
 Participant                                      154,414     49,715        79,045        -         1,903,658     2,776,189
 Employer                                          63,061     21,403        33,619        -           835,425       921,044
                                               ----------   --------    ----------   ----------   -----------   -----------
    Total contributions                           217,475     71,118       112,664        -         2,739,083     3,697,233

Other disbursements                                 -          -             -            -             -          (183,446)

Distributions and withdrawals                    (269,870)   (82,756)     (203,166)     572,704    (5,872,980)   (5,950,115)

Loan repayments                                    49,580     11,384        24,741     (865,014)        -             -

Rollovers and other transfers
 to the plan                                       19,559     15,727         7,272        -            63,650         -

Interfund transfers                               154,601     14,540       382,692        -             -             -
                                               ----------   --------    ----------   ----------   -----------   -----------

Increase (decrease) in assets
 during year                                      307,323     80,733       481,839     (182,862)     (203,183)    1,481,442

Net assets available for plan
 benefits:

 At beginning of period                           952,634    328,424       528,952    1,544,345    28,578,552    27,097,110
                                               ----------   --------    ----------   ----------   -----------   -----------
 At end of period                              $1,259,957   $409,157    $1,010,791   $1,361,483   $28,375,369   $28,578,552
                                               ==========   ========    ==========   ==========   ===========   ===========

  The accompanying notes are an integral part of these financial statements.

                          PBH EMPLOYEES' SAVINGS AND
                                INVESTMENT PLAN
                                ---------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1996 AND 1995
                          --------------------------


NOTE 1 - PLAN DESCRIPTION:
--------------------------

The following description of the PBH Employees' Savings and Investment Plan is provided for general informational purposes. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution savings and profit-sharing plan covering all eligible employees of Pilkington Barnes Hind, Inc. (the "Company"), a subsidiary of Wesley Jessen VisionCare, Inc. The Plan is administered by the Administrative Committee (the "Administrator") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Administrative Committee, on behalf of the Plan, has appointed Chase Manhattan Bank NA (the "Custodian") as the Plan's custodian.

Eligibility
-----------

The Plan provides benefits covering substantially all regular employees of the Company provided that they have completed at least 6 months of service.

Investments
-----------

The Plan provides participants with ten investment options as follows:

Bankers Trust Capital     Invests in Guaranteed Investment Contracts (GICs) and
 Preservation  Fund       GIC-like investments.  The fund is managed by Bankers
                          Trust Company, Investment Management Group. This fund was terminated on August 1, 1996, and the assets were transferred to the SEI Trust Benham Preservation Fund.

SEI Trust Benham          Invests  in Guaranteed Investment Contracts (GICs) and
 Preservation Fund        GIC-like investments. The fund is managed by SEI Trust
                          Company.

American Century          Invests in common stocks and bonds and other fixed
 Balanced Fund            income securities.

Twentieth Century         Invests in medium capital companies; however, the
 Growth Fund              securities are not required to pay dividends.

Twentieth Century International   Invests primarily in common stocks of foreign
 Growth Fund                      companies.

Twentieth Century Select Fund     Invests in large capital companies whereby all
                                  stocks within the portfolio must pay
                                  dividends.

Twentieth Century Vista Fund      Invests in small capital companies which are
                                  relatively young firms in expanding, new industries.

Twentieth Century Ultra Fund      Invests in stocks of smaller to medium-sized
                                  companies.

Twentieth Century Heritage        Invests in smaller-sized companies whereby
 Fund                             all stocks within the portfolio must pay
                                  dividends or have made a commitment to the payment of regular dividends.

American Century Value Fund       Invests primarily in stocks of well-
                                  established companies that are believed to be undervalued at the time of purchase. The fund is designed to provide long-term appreciation with income as a secondary objective.


Contributions and vesting
-------------------------

The Plan provides that qualified employees may make pre-tax elective contributions to the Plan between 1% and 16% of annual compensation. Prior to March 2, 1996, the Company provided matching contributions at a rate of 50% of each participant's elective contribution up to 6% of annual compensation. On March 22, 1996, the plan was amended such that participants who, as of March 31, 1996 had not reached age 50 or did not have 10 years of service, receive matching contributions at a rate of 75% of their elective contribution up to 6% of annual compensation. All other participants continue to receive matching contributions at a rate of 50% of each participant's elective contribution up to 6% of annual compensation. Contributions are subject to certain limitations as defined by the Internal Revenue Code of 1986 (the "Code").

Participant contributions vest upon deposit. Company contributions are fully vested after five years of service. Forfeitures of unvested amounts are used to offset future Company contributions. Plan earnings are allocated to the participants' accounts based on the ratio of each participants' accounts in each investment fund.

Distributions and withdrawals
-----------------------------

In the event of retirement, death, disability, or termination of employment for any other reason, a participant's vested interest in the Plan is distributed in a lump-sum payment or, at the election of the participant, in periodic installments. Under certain limited circumstances, participants may withdraw part or all of their pre-tax contributions while still employed by the Company.

Loans
-----

Any participant may apply for a loan from the portion of their account attributable to their elective contributions. Loans must be a minimum of $1,000, with a maximum of the lesser of 50% of the participant's vested balance or $50,000 reduced by the highest outstanding balance of loans from the plan during the prior one-year period. Loan terms generally do not exceed five years, but loans for the purchase of a principal residence may have terms up to fifteen years. Each loan bears an interest rate which is commensurate with the prevailing market rates.

Termination of the Plan
-----------------------

The Company intends to continue the Plan without interruption, but reserves the right to discontinue the Plan at any time. Upon termination or partial termination of the Plan, the balance of the participants' accounts shall become fully vested and payable to the participants in accordance with the Plan's provisions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:
-----------------------------------------

Basis of accounting
-------------------

The financial statements have been prepared on the accrual basis of accounting. Distributions to participants, however, are recorded when paid, in accordance with ERISA regulations. Participant distributions payable at year end are not presented as a liability in the statement of net assets available for plan benefits or as a distribution to participants in the statement of changes in net assets available for plan benefits.

Valuation of investments
------------------------

Guaranteed Investment Contracts (GICs) with insurance companies and banks are stated at fair value, as determined by the custodian. Other investments, except loans receivable from participants, are presented at fair value as measured by quoted market values. Loans receivable from participants are recorded at historical value, which is considered to approximate fair value. Investment earnings are recognized when earned. Unrealized appreciation or depreciation resulting from changes in market value is recognized in the year in which it occurs.

Administrative expenses
-----------------------

In accordance with the Plan agreement, investment related expenses are paid from Plan assets and are included in the accompanying financial statements as an adjustment to the basis of securities purchased and sold. All administrative expenses which are not paid by the Plan are paid by the Company.

Use of estimates
----------------

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management regarding the reported amounts of assets and liabilities as well as the revenue and expenses recognized during the reporting period. Actual results could differ from these estimates.

NOTE 3 - TAX STATUS
-------------------

The Internal Revenue Service has issued a favorable determination letter dated December 19, 1995 with respect to the qualified tax status of the Plan. The Plan administrator and the Company believe that the Plan is designed and is currently operating in compliance with the applicable Code requirements. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4 - BENEFIT OBLIGATIONS
----------------------------

Benefit obligations for persons who have withdrawn from participation in the Plan as of December 31, 1996 were as follows:

                                                      December 31,
                                                          1996
                                                      ------------
       SEI Trust Benham Preservation Fund                 $474,041
       American Century Balanced Fund                        3,465
       Twentieth Century Growth Fund                         7,223
       Twentieth Century International Growth Fund           1,373
       Twentieth Century Select Fund                        11,795
       Twentieth Century Vista Fund                          2,599
       American Century Value Fund                          18,687
       Participant Loans                                     6,983
                                                          --------
                                                          $526,166
                                                          ========

Benefit obligations for persons who have withdrawn from participation in the Plan as of December 31, 1995 were $321,092. These amounts are reflected as distributions and liabilities in the Plan's December 31, 1996 and 1995 Forms 5500, but have not been reflected as distributions and liabilities within these financial statements.

                                                                      SCHEDULE I
                                                                      ----------

                          PBH EMPLOYEES' SAVINGS AND
                                INVESTMENT PLAN
                                ---------------

         LINE 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 1996
                             --------------------

  Identity of issue                               Description of investment             Cost          Fair value
  -----------------                               -------------------------             ----          ----------
*SEI Trust Benham Preservation Fund              Registered investment company       $ 9,507,989      $ 9,507,989
*American Century Balanced Fund                  Registered investment company         1,849,616        1,950,051
*Twentieth Century Growth Fund                   Registered investment company         4,476,044        4,521,978
*Twentieth Century International Growth Fund     Registered investment company         1,969,610        2,067,766
*Twentieth Century Select Fund                   Registered investment company         3,042,472        3,063,989
*Twentieth Century Vista Fund                    Registered investment company         2,805,635        3,066,850
*Twentieth Century Ultra Fund                    Registered investment company         1,170,589        1,246,831
*Twentieth Century Heritage Fund                 Registered investment company           381,293          406,002
*American Century Value Fund                     Registered investment company           953,133        1,005,415
*Participant Loans                               Loans other than mortgages,7-10%              0        1,361,483
                                                                                     -----------      -----------
TOTALS                                                                               $27,517,864      $28,198,354
                                                                                     ===========      ===========


*Represents party-in-interest

                                                                     SCHEDULE II
                                                                     -----------
                          PBH EMPLOYEES' SAVINGS AND
                                INVESTMENT PLAN
                                ---------------

               LINE 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1996
                     ------------------------------------

                                                                                                                Expense
Identity of party                                                       Purchase         Selling     Lease    incurred with
     involved                 Description of asset                       price            price      rental    transaction
     --------                 --------------------                       -----            -----      ------    -----------
*American Century Services
 Corporation                 SEI Trust Company Benham Preservation
                              Fund                                    $10,199,666     $     -       $   -         $  -

                                                                           -             736,509        -            -

                             Twentieth Century Growth Fund              1,199,658           -           -            -

                                                                           -           2,135,035        -            -

                             Twentieth Century International Fund       1,860,824           -           -            -

                                                                           -           2,071,943        -            -

                             Twentieth Century Select Fund                595,702           -           -            -

                                                                           -           1,081,291        -            -

                             Twentieth Century Vista Fund               1,940,918           -           -            -

                                                                           -           1,991,541        -            -

                             Twentieth Century Ultra Fund               1,029,024           -           -            -

                                                                           -             874,116        -            -

* Bankers Trust Company       Bankers Trust Capital Preservation
                               Fund                                        -           9,727,896        -            -


                                                                                            Current value             Net
Identity of party                                                         Cost of            of asset on           realized
     involved                 Description of asset                         asset          transaction date      gain or (loss)
     --------                 --------------------                         -----          ----------------      --------------
*American Century Services
 Corporation                 SEI Trust Company Benham Preservation
                              Fund                                      $10,199,666          $10,199,666         $      -

                                                                            736,509              736,509                -

                             Twentieth Century Growth Fund                1,199,658            1,199,658                -

                                                                          2,200,108            2,135,035             (65,073)

                             Twentieth Century International Fund         1,860,824            1,860,824                -

                                                                          1,951,172            2,071,943             120,771

                             Twentieth Century Select Fund                  595,702              595,702                -

                                                                          1,080,546            1,081,291                 745

                             Twentieth Century Vista Fund                 1,940,918            1,940,918                -

                                                                          1,790,012            1,991,541             201,529

                             Twentieth Century Ultra Fund                 1,029,024            1,029,024                -

                                                                            825,284              874,116              48,832

* Bankers Trust Company       Bankers Trust Capital Preservation
                               Fund                                       9,727,896            9,727,896                -


*Represents party-in-interest

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  PBH Employees' Savings & Investment Plan
                                  ----------------------------------------
                                                (Name of plan)


Date   June 9, 1997                        /s/ Michael R. Southard
     -------------------------    --------------------------------------------
                                               Michael R. Southard,
                                               Vice President, Human Resources

                                 EXHIBIT INDEX


Exhibit
Number         Description

23.1           Consent of Price Waterhouse LLP